SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated September 19, 2024.

Buenos Aires, September 19, 2024

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: YPF S.A. – Exchange Offer

Our highest consideration:

Continuing with what was informed by means of a Relevant Matter dated September 5, 2024, we are writing to you in order to attach the press release regarding the expiration and results of the Early Participation Date in connection with the issuance of the Additional Class XXXI Notes, offered in exchange for the 2025 Notes (as defined and set forth in the Exchange Offer Memorandum) (the “Exchange Offer”), which was announced by means of the aforementioned Relevant Matter.

The Exchange Offer is subject to a number of terms and conditions that are described in detail in the Exchange Offer Memorandum published on September 5, 2024 (the “Exchange Offer Memorandum”) in the CNV’s Financial Information Highway, in the Electronic Bulletin of the MAE and in the Electronic Bulletin of the Buenos Aires Stock Exchange.

All capitalized terms not defined herein have the meanings assigned to them in the Exchange Offer Memorandum.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

YPF Sociedad Anónima Announces Early Participation Date Results with respect to its Offer to Exchange up to U.S.$500,000,000 Aggregate Principal Amount of its 8.500% Senior Notes due July 2025 for the applicable amount of 8.750% Senior Notes due 2031

September 19, 2024— Buenos Aires, Argentina

YPF S.A. (“YPF” or the “Company” or “us” or “we”) today announced the early tender results as of 5:00 p.m. (New York City time) on September 18, 2024 (the “Early Participation Date”) of its previously announced offer to exchange (the “Exchange Offer”) up to U.S.$500,000,000 in aggregate principal amount (the “Offer Cap”) of its outstanding 8.500% Senior Notes due July 2025 (the “Old Notes”) validly tendered and accepted for exchange for newly issued 8.750% Senior Notes due 2031 (the “New Notes”) of YPF, upon the terms and subject to the conditions set forth in the exchange offer memorandum, dated September 5, 2024 (the “Exchange Offer Memorandum”), and the related electronic eligibility letter (the “Eligibility Letter” and, together with the Exchange Offer Memorandum, the “Exchange Offer Documents”). Capitalized terms used in this press release but not otherwise defined have the meanings given to them in the Exchange Offer Documents.

The table below sets forth certain information relating to the Old Notes and the Exchange Offer, including, among other things, the aggregate principal amount of Old Notes tendered on or prior to the Early Participation Date and the Early Participation Consideration (as defined below). We were advised by the Information and Exchange Agent (as defined below), that as of the Early Participation Date, the aggregate principal amounts of Old Notes specified in the table below were validly tendered and not validly withdrawn.

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding			Aggregate Principal Amount Tendered as of Early Participation Date		Aggregate Principal Amount Accepted		Early Participation Consideration(a)(b)
8.500% Senior Notes due July 2025	CUSIP:984245 AL4 P989MJ BE0 ISIN:US984245AL47 USP989MJBE04	U.S.$	797,646,002	(c)	U.S.$	40,194,000	U.S.$	40,194,000	U.S.$	1,000

(a)

The Early Participation Consideration corresponds to the principal amount of New Notes per U.S.$1,000 principal amount of the Company’s Old Notes validly tendered at or prior to the Early Participation Date (as defined below) and accepted for exchange.

(b)

We will pay accrued and unpaid interest on the Old Notes from the most recent interest payment date in respect of the Old Notes up to, but not including, the Early Settlement Date, which will be reduced by the Pre-Issuance Accrued Interest (as defined in the Exchange Offer Memorandum) up to, but not including the Early Settlement Date, as further described below (the “Accrued Coupon Payment”). The first interest payment for the New Notes will include accrued interest from the initial issuance date of the New Money Notes. The Early Participation Consideration (as defined below) does not include the Accrued Coupon Payment. See “Description of the Exchange Offer—Accrued Coupon Payment” in the Exchange Offer Memorandum. Also, see “Taxation—Certain Argentine Tax Considerations” in the Exchange Offer Memorandum.

(c)

The principal amount outstanding was reduced as a result of YPF’s purchase of Old Notes in the aggregate principal amount of U.S.$334,125,000 in the Cash Tender Offer (as defined in the Exchange Offer Memorandum).

Upon the terms and subject to the conditions set forth in the Exchange Offer Documents, Eligible Holders who validly tendered (and did not validly withdraw) Old Notes at or prior to the Early Participation Date (as defined below) and whose Old Notes are accepted for exchange by us, will be entitled to receive the Early Participation Consideration detailed in the table above. In addition to the Early Participation Consideration, Eligible Holders who validly tendered (and did not validly withdraw) Old Notes at or prior to the Early Participation Date will also receive the Accrued Coupon Payment consisting of accrued and unpaid interest on Old Notes accepted for exchange in the Exchange Offer from, and including, the last interest payment date for Old Notes to, but not including, the Early Settlement Date, reduced by the Pre-Issuance Accrued Interest up to, but not including the Early Settlement Date. The Accrued Coupon Payment will be paid in cash with respect to Old Notes accepted for exchange, subject to any tax withholdings applicable to Argentine Entity Offerees or to Non-Cooperative Jurisdictions Offerees. Interest will cease to accrue on the Early Settlement Date. Since the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) on or prior to the Early Participation Date does not exceed the Offer Cap, there will be no proration with respect to such Old Notes.

Withdrawal rights for the Exchange Offer expired at 5:00 p.m., New York City time on Wednesday, September 18, 2024. Old Notes that have been validly tendered on or prior to the Early Participation Date cannot be withdrawn, except as may be required by applicable law. YPF has elected to exercise its right to accept the Old Notes validly tendered at or prior to the Early Participation Date and exercise its Early Settlement Right. The early settlement date on which YPF will settle the Old Notes accepted in the Exchange Offer is expected to be September 20, 2024 (the “Early Settlement Date”). The Exchange Offer is scheduled to expire at 5:00 p.m. (New York City time) on October 3, 2024 unless extended or earlier terminated (such date and time with respect to the Exchange Offer, as the same may be extended with respect to the Exchange Offer, the “Expiration Date”).

The New Notes will be issued as Additional New Notes (as defined in the Exchange Offer Memorandum) under the Indenture (as defined in the Exchange Offer Memorandum) pursuant to which the Company issued the New Money Notes on September 11, 2024, as supplemented by a first supplemental indenture to be dated as of September 20, 2024. The New Notes will constitute a single series with, be assigned the same CUSIP and ISIN numbers as, and have the same terms and conditions as the New Money Notes. Notwithstanding the foregoing, the New Notes offered and sold in reliance on Regulation S will be issued and maintained under temporary ISIN, CUSIP and Common Code numbers during a 40-day distribution compliance period commencing on the date of issuance of the New Notes. After such 40-day distribution compliance period, the New Notes offered and sold in reliance on Regulation S will share the same ISIN and CUSIP numbers as, and will be fungible with, the New Money Notes offered and sold in reliance on Regulation S.

On the terms and subject to the conditions set forth in the Exchange Offer Memorandum, YPF will issue U.S.$40,187,700 aggregate principal amount of New Notes as exchange consideration for Old Notes accepted in connection with our Early Settlement Right. Considering the aggregate principal amount of New Money Notes outstanding prior to the Early Settlement Date, the aggregate principal amount outstanding of 8.750% Senior Notes due 2031 after the Early Settlement Date is expected to be U.S.$540,187,700, considering both the New Notes and the New Money Notes in the aggregate.

Given that the Early Settlement Date is expected to occur within thirteen days of the settlement of the New Money Notes, for U.S. federal income tax purposes, the New Notes will be part of the same issue as the New Money Notes.

The New Money Notes and, if and when issued, the New Notes will not be registered under the Securities Act, or any state securities law or the securities laws of any other jurisdiction. Therefore, the New Notes and the New Money Notes may not be offered or sold in the United States or to any U.S. persons absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state securities laws.

Subject to applicable law and the requirements of the Luxembourg Stock Exchange on which the Old Notes are listed, the Exchange Offer may be amended, extended or, upon failure of a condition to be satisfied or waived prior to the Expiration Date or Settlement Date, as the case may be, terminated. Although we have no present plans or arrangements to do so, we reserve the right to amend, at any time, the terms of the Exchange Offer in accordance with applicable law. We will give Eligible Holders notice of any amendments and will extend the Expiration Date if required by applicable law. If the Company terminates, withdraws or otherwise does not consummate the Exchange Offer, the Old Notes tendered pursuant to the Exchange Offer will be promptly returned to the Eligible Holder thereof without compensation or cost to such Eligible Holder, and will remain outstanding.

The complete terms and conditions of the Exchange Offer are described in the Exchange Offer Memorandum, copies of which may be obtained from Morrow Sodali International LLC, trading as Sodali & Co, the information and exchange agent for the Exchange Offer by telephone at +1 203 658 9457 (Stamford) or +44 20 4513 6933 (London), in writing at 333 Ludlow Street, South Tower, 5th Floor Stamford, CT 06902, United States, by email to YPF@investor.sodali.com, or are available for download via the website https://projects.sodali.com/YPFexchange.

YPF has engaged BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander US Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) and Balanz Capital Valores S.A.U., Banco Santander Argentina S.A. and Banco de Galicia y Buenos Aires S.A.U., as local dealer managers (the “Local Dealer Managers”) in connection with the Exchange Offer. Questions regarding the terms of the Exchange Offer may be directed to BofA Securities, Inc. by telephone at +1 (888) 292 0070 (U.S. toll free) or +1 (646) 855-8988 (collect), Citigroup Global Markets Inc. by telephone at +1 (800) 558-3745 (U.S. toll free) or +1 (212) 723-6106 (collect), J.P. Morgan Securities LLC by telephone at +1 (866) 846-2874 (U.S. toll free) or + (212) 834-7279 (collect) and Santander US Capital Markets LLC by telephone at +1 (855) 404 3636 (U.S. toll free) or +1 (212) 940 1442 (collect).

None of YPF, the Dealer Managers, the Local Dealer Managers, Sodali & Co or the trustee for the Old Notes, or any of their respective affiliates, is making any recommendation as to whether Holders should or should not tender any Old Notes in response to the Exchange Offer or expressing any opinion as to whether the terms of the Exchange Offer are fair to any holder. Holders must make their own decision as to whether to tender any of their Old Notes and, if so, the principal amount of Old Notes to tender. Please refer to the Exchange Offer Memorandum for a description of the offer terms, conditions, disclaimers and other information applicable to the Exchange Offer.

Important Notice

This announcement is not an offer of securities for sale in the United States, and none of the New Notes has been or will be registered under the Securities Act or any state securities law. They may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to the registration requirements of the Securities Act. This announcement does not constitute an offer of the New Notes for sale, or the solicitation of an offer to buy any securities, in any state or other jurisdiction in which any offer, solicitation or sale would be unlawful. Any person considering making an investment decision relating to any securities must inform itself independently based solely on an offering memorandum to be provided to eligible investors in the future in connection with any such securities before taking any such investment decision.

This announcement is directed only to holders of Old Notes who are (i) QIBs, (ii) if outside the United States, holders of Old Notes other than U.S. persons and who are not acquiring New Notes for the account or benefit of a U.S. Person, in offshore transactions in compliance with Regulation S under the Securities Act, and who are Non-U.S. qualified offerees other than Argentine Entity Offerees and Non-Cooperative Jurisdiction Offerees, (iii) Argentine Entity Offerees or (iv) Non-Cooperative Jurisdiction Offerees who are authorized to participate in the Exchange Offer.

The distribution of materials relating to the Exchange Offer may be restricted by law in certain jurisdictions. The Exchange Offer is void in all jurisdictions where it is prohibited. If materials relating to the Exchange Offer come into your possession, you are required by the Company to inform yourself of and to observe all of these restrictions. The materials relating to the Exchange Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Exchange Offer be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Exchange Offer shall be deemed to be made by the dealer manager or such affiliate on behalf of the Company in that jurisdiction.

Notice to Investors in the EEA

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been or will be prepared and therefore offering or selling any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Notice to Investors in the UK

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Disclaimer

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the tender for Old Notes and whether or not YPF will consummate the Exchange Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, general economic, political and business conditions in Argentina and South America, existing and future governmental regulations, fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals. Additional information concerning potential factors that could affect YPF’s financial results is included in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 and its current reports filed with the U.S. Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 19, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer